                              S  A  M

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 02-09

  February 20, 2009

                                S  A  M  E

PRIVATE PLACEMENT, FOCUS ON GOLD TARGETS AT LOS ZORROS PROPERTY- CHILE

SAMEX has arranged a private placement of up to $1,000,000.  The private placement consists of units comprised of one common share and one share purchase warrant at a price of $0.10 per unit.  The warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the five-year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  Directors/Officers of the Company are placees for approximately 10% of the placement.  Finders fees may be payable with respect to a portion of the placement.  The private placement is subject to regulatory acceptance.

SAMEX plans to focus its exploration activity on the Los Zorros property in Chile that hosts high-grade gold, bulk-tonnage gold and gold-silver targets situated along a six-kilometer trend.  The Company’s exploration has identified multiple “Exploration Areas” within its Los Zorros land holdings that cover more than 80 square kilometers.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.